UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Pragmatic Meridian Global Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Apex Fund Services

190 Middle Street, Suite 101

Portland, Maine 04101

Telephone Number (including area code): (833) 307-4292

Name and address of agent for service of process:

Gino E. Malaspina, Esq.

Apex Group, Ltd.

190 Middle Street, Suite 101

Portland, Maine 04101

With copies of Notices and Communications to:

Pablo J. Man, Esq.

K&L Gates, LLP

1 Congress Street

Suite 2900

Boston, Massachusetts 02114

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Portland in the State of Maine on the 13th day of November 2026.

PRAGMATIC MERIDIAN GLOBAL FUND

By:	/s/ Gino E. Malaspina
Name:	Gino E. Malaspina
Title:	President and Trustee

Attest:	/s/ Lindsey Dorval
Name:	Lindsey Dorval

[Signature Page to Form N-8A]